HopFed Bancorp, Inc.

4155 Lafayette Road

Hopkinsville, KY 42240

April 30, 2013

Christian Windsor, Esq.

Special Counsel

Office of Financial Services

Securities and Exchange Commission

Washington, DC 20549

Re:	HopFed Bancorp, Inc.

Supplemental Soliciting Materials on Schedule 14A

Filed April 19, 2013 and April 25, 2013

File No. 000-23667

Dear Mr. Windsor:

On behalf of HopFed Bancorp, Inc. (the “Company”), set forth below is an item-by-item response to the comments in your letters of April 23, 2013 and April 26, 2013:

1.	Please revise all future soliciting material to refrain from making statements that could be viewed as impugning the character of other parties, as contemplated by Rule 14a-9. For example, in future filings, refrain from making statements claiming that the Stilwell Group’s correspondence to shareholders is “filled with misleading half-truths and foolish commitments”.

Response

We hereby confirm our understanding that all future soliciting material should refrain from making statements that could be viewed as impugning the character of other parties, as contemplated by Rule 14a-9.

2.	Under the penultimate bullet point, you state that utilizing your excess capital to acquire Sumner Bank & Trust is expected to enhance your earnings per share and future book value per share “much more than a hypothetical share repurchase utilizing a comparable amount of capital.” Please revise your disclosure to provide support for this assertion.

Christian Windsor, Esq.

April 30, 2013

Response

Please see revised filing on April 25, 2013.

In addition, your comment letter dated April 26, 2013 stated as follows:

3.	Under the penultimate bullet point, you disclose your current anticipation that “for the first 12 months after the acquisition of Sumner Bank & Trust, it will increase earnings by approximately $1.9 million, or $0.25 per share.” Please provide us supplementally with support for this statement.

Response

The Company anticipates that, in the first full twelve months after its acquisition of Sumner Bank & Trust, it will add $1.9 million, or $0.25 per share, to its after-tax net income. The Company is expected to earn additional after-tax income as follows:

•	Sumner Bank & Trust’s normalized net income of $900,000;

•	Reduced operating expenses of $2.1 million, or 20.0% of Sumner’s total operating expenses, consisting of:

•	Reduction of compensation and benefit expenses	$1.3 million
•	Reduction of audit and professional services expenses	$200,000
•	Reduction of data processing expenses	$400,000
•	Reduction of other general operating expenses	$200,000

; and

•	In addition, the Company will incur one-time termination costs of certain operational contracts of Sumner Bank & Trust totaling approximately $500,000.

Sincerely,

/s/ Billy C. Duvall
Billy C. Duvall
Chief Financial Officer